SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33796

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

January 31, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of January 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on February 25, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Oppenheimer Limited-Term Government Fund [File No. 811-04563]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on November 4, 2019.

Applicant's Address: 6803 South Tucson Way, Centennial, Colorado 80112.

Seligman Capital Fund, Inc. [File No. 811-01886]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Columbia Mid Cap Growth Fund, a series of Columbia Funds Series Trust I, and on April, 8 2011, made a final distribution to its shareholders based on net asset value. Expenses of $63,153 incurred in connection with the reorganization were paid by the applicant.

Filing Dates: The application was filed on October 4, 2013, and amended on November 14, 2019.

Applicant's Address: 225 Franklin Street, Boston, Massachusetts 02110.

For the Commission by the Division of Investment Management pursuant delegated authority.

J. Matthew DeLesDernier
Assistant Secretary